Exhibit 21.1

The following is a list of subsidiaries of the Company as of December 31, 2014:

Subsidiary Name	Jurisdiction of Incorporation
Nina Biotherapeutics, Inc	Delaware
Pinta Biotherapeutics, Inc.	Delaware
Santa Maria Biotherapeutics, Inc	Delaware